December 7, 2022

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Nicholas Nalbantian

Cara Wirth

Re: Four Seasons Education (Cayman) Inc.

Form 20-F for Fiscal Year Ended February 28, 2022

Response Dated November 4, 2022

File No. 001-38264

Dear Mr. Nalbantian and Ms. Wirth:

This letter sets forth the response of Four Seasons Education (Cayman) Inc. (the “Company”) to the comments contained in the letter dated November 25, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s November 4, 2022 response and the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. We propose to file an amendment to the Form 20-F (the “Amended Form 20-F”) once all comments have been addressed to the Staff’s satisfaction.

Response Dated November 4, 2022

Item 3. Key Information, page 5

1.
We note your response to comment 1. Please revise to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. We also note your disclosure that "PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of private education businesses." Please revise to clarify that PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of China-based issuers and in addition, on private education businesses. Please revise this disclosure throughout your annual report.

Response: In response to the Staff’s comment, we propose to add the following disclosure concerning our operations in the PRC through the VIEs in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

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Page 5 of the Form 20-F.

Our Holding Company Structure and Contractual Arrangements with the ~~Consolidated Affiliated Entities~~ VIEs

Four Seasons Education (Cayman) Inc. is not ~~a Chinese~~ an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has ~~with~~ no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of China-based companies that engage in private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) variable interest entities consolidated under U.S. GAAP, or the consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi.~~ Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively.

Page 89 of the Form 20-F.

Contractual Arrangements with the~~Our~~ VIEs, Their~~Its~~ Shareholder and Us

PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of China-based companies that engage in private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through ~~our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entitie~~s. ~~Accordingly, we conduct our operations in the PRC principally~~ contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or the consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi.~~

2.
We note your amended disclosure in response to comment 3; however it appears that you continue to use "we," "us," and "our" to reference the operations of your VIEs. Please revise throughout to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, we note your statements "[a]s used in this annual report, “we,” “us,” “our company,” and “our” refers to Four Seasons Education (Cayman) Inc., a

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Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs ... " and "[a]s of the date of this annual report, all our PRC subsidiaries and VIEs ... ."

Response: In light of the Staff’s comment, we propose to revise the definition as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference, and will revise throughout the Amended Form 20-F accordingly:

Page 3 of the Form 20-F.

“Four Seasons,” “we,” “us,” “our company,” “the Company,” and “our” refer to ~~Four Seasons Education (Cayman) Inc., a Cayman Islands exempted company,~~ the Parent and its subsidiaries~~, its VIEs and its VIEs’ affiliated entities~~;

“variable interest entities” or “VIEs” refers to Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd, and their subsidiaries, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as we have effective control over, and are the primary beneficiary of these entities. Our reference to control over the VIEs and their subsidiaries and our position of being the primary beneficiary of the VIEs and their subsidiaries for the accounting purposes are strictly in the context of the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs and their subsidiaries’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries, and (iii) we are entitled to receive benefits from the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries. Only if we meet the aforementioned conditions for consolidation of the VIEs and their subsidiaries under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs and their subsidiaries, and the VIEs and their subsidiaries will be consolidated in our consolidated financial statements for accounting purposes; ~~and “affiliated entities” refer to our VIEs, the VIEs’ branches and direct and indirect subsidiaries, and the VIEs’ affiliated entities that registered as private non-enterprise institutions under the PRC laws;~~

Page 5 of the Form 20-F.

As used in this annual report, “we,” “us,” “our company,” and “our” refers to ~~Four Seasons Education (Cayman) Inc.~~ the Parent, a Cayman Islands company, and its subsidiaries~~, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ affiliate entities~~. The VIEs are consolidated for accounting purposes when describing the consolidated financial information. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

Pages 9 to 10 of the Form 20-F.

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Permissions Required from the PRC Authorities for Our Operations and those of the consolidated VIEs

We conduct ~~our~~ business primarily through our subsidiaries and the VIEs in China. Our operations and those of the consolidated VIEs in China are governed by PRC laws and regulations. As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. As of the date of this annual report, all our PRC subsidiaries and the VIEs have obtained business license, all three learning centers have obtained fire safety permit, one subsidiary of a VIE, Shanghai Huashi Oriental Digital Publishing Co., Ltd., has obtained permit for Operating Publications Business, and one of the VIEs, Shanghai Four Seasons Education and Training Co., Ltd., has obtained the filing certificate of Information System Security Level Protection. As such, based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. ~~other than disclosed in “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations” and “If we fail to obtain and maintain the licenses and approvals as well as registrations and filings required under the uncertain regulatory environment for online education in China, our business, financial condition and results of operations may be materially and adversely affected,”~~

3.
We note your amended disclosure in response to comment 4. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and Macau.

Response: In response to the Staff’s comment, in addition to the revisions made to the definition of “China” or “PRC” as stated in the previous response, we also propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

……

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In

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addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Hong Kong is a Special Administrative Region of the PRC and enjoys its own limited autonomy as defined by the Basic Law of Hong Kong. Hong Kong’s legal system, which is different from that of mainland China, is based on common law and has its own laws and regulations, but some of the national laws of the PRC are made applicable in Hong Kong under the Basic Law. It has been speculated that there may be increased alignment between PRC laws and regulations and the Basic Law or that PRC laws and regulations will be applied directly in Hong Kong. If certain PRC laws and regulations relevant to our business operations were to become applicable in Hong Kong in the future, we may face legal and operational risks and uncertainties relating to our operations in Hong Kong.

Furthermore, we respectfully advise the Staff that we do not conduct any business operations in Macau. As a result, we are not subject to material operational risks associated with Macau.

4.
We note your response to comment 6. Please identify clearly the entity in which investors could purchase their interest. Also, please revise your structure chart to include the four entities owned by Shanghai Fuxi Information Technology Service Co., Ltd. and the two companies owned by Shanghai Four Seasons Education Investment Management Co., Ltd. Please elaborate on the 41 companies owned by Shanghai Four Seasons Education and Training Co., by including a description of the material operations of such subsidiaries, or another applicable description.

Response: In response to the Staff’s comments, we propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F.

As used in this annual report, “we,” “us,” “our company,” and “our” refers to ~~Four Seasons Education (Cayman) Inc.~~ the Parent, a Cayman Islands company, and its subsidiaries~~, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ affiliate entities~~. The VIEs are consolidated for accounting purposes when describing the consolidated financial information. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in the Parent, a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

We also propose to revise the referenced diagram in the Amended Form 20-F as follows, with the added disclosure underlined for ease of reference:

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(1) 41 Companies that operate in the fields of educational tourism and planning, enrichment learning, faculty training, investment management, management consulting, and publications, etc.

5.
We note your amended disclosure in response to comment 7. Please revise the statement "[w]e effectively control each VIE through contractual arrangements among such VIE, its shareholder and our WFOE Shanghai Fuxi" and the bulleted list that states that the contractual arrangements allow you to (1) exercise effective control over each of the VIEs and its subsidiaries and (2) receive substantially all of the economic benefits of each VIE, along with any other similar statement, to clearly state that the control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP and that you are the primary beneficiary of the VIEs for accounting purposes.

Response: In response to the Staff’s comments, we propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 89 of the Form 20-F.

Contractual Arrangements with the~~Our~~ VIEs, ~~Its~~ Their Shareholder and Us

PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of China-based companies that engage in private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through ~~our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entitie~~s. ~~Accordingly, we conduct our operations in the PRC principally~~ contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or the consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education

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and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs, which provides investors with exposure to foreign investment in the Chinese operating companies. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi.~~

~~The contractual arrangements, as described in more detail below, collectively allow us to:~~

~~•~~
~~exercise effective control over each of our VIEs and their affiliated entities;~~
~~•~~
~~receive substantially all of the economic benefits of each VIE; and~~
~~•~~
~~have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIEs when and to the extent permitted by PRC laws.~~

~~As a result of the contractual arrangements, we are the primary beneficiary of our VIEs and its affiliated entities, and, therefore, have consolidated the financial results of our VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.~~

Our reference to control over the VIEs and their subsidiaries and our position of being the primary beneficiary of the VIEs and their subsidiaries for the accounting purposes are strictly in the context of the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we have the power to govern the activities which most significantly impact the VIEs and their subsidiaries’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries, and (iii) we are entitled to receive benefits from the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries. Only if we meet the aforementioned conditions for consolidation of the VIEs and their subsidiaries under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs and their subsidiaries, and the VIEs and their subsidiaries will be consolidated in our consolidated financial statements for accounting purposes.

WFOE has entered into the following contractual arrangements with the VIEs and shareholders of Shanghai Four Seasons and Four Seasons Investment (the “VIE shareholders”), that enable the Company to (i) have power to direct the activities that most significantly affect the performance of the VIEs and their subsidiaries, and (ii) receive the benefits of the VIEs and their subsidiaries that could be significant to the VIEs and their subsidiaries. The Company is fully and exclusively responsible for the management of the VIEs and their subsidiaries, absorbs all risk of losses of the VIEs and their subsidiaries, and has the exclusive right to exercise all voting rights of the VIE shareholders. Therefore, the Company, through its wholly owned subsidiary, Shanghai Fuxi, has been determined to be the primary beneficiary of the VIEs and their subsidiaries and has consolidated the VIEs and their subsidiaries’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

6.
We note your amended disclosure in response to comment 9. Please revise to disclose each permission and approval that your holding company is required to obtain from Chinese

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authorities to operate your business, if any, and revise your disclosure to clarify whether the holding company, in addition to the PRC subsidiaries and VIEs, have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for business operations. Additionally, we note that it appears that you intend to keep the following statement in your disclosure "based on the advice of our PRC counsel, we believe our PRC subsidiaries and VIEs have obtained the most of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations of our PRC subsidiaries and the VIEs in China ... ." Please elaborate on this statement, identify which licenses and permits are missing, and reconcile this disclosure with your statements that all licenses and permits that are necessary for business operations have been obtained. With respect to permissions from the CSRC, we note your statement that "[b]ased on the Q&A, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC." Please clarify whether your subsidiaries or the VIEs are required to obtain permissions from or complete filings with the CSRC. Also, please provide updated disclosure, similar to your amended disclosure in response to comment 13, regarding any permissions and approvals required by the Cyberspace Administration of China. Please revise to describe the consequences if you, your subsidiaries, or the VIE do not receive or maintain permissions or approvals from the PRC government. Finally, we note your statement regarding the uncertainty regarding certain licenses and permissions related to K9 Academic AST Services, research and academic study travel, learning technology and content solutions related to business. Please explain the uncertainty in further detail and state whether you have sought the opinion of counsel in obtaining such licenses and permissions. If not, please explain why not.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 9 to 10 of the Form 20-F.

Permissions Required from the PRC Authorities for Our Operations and those of the consolidated VIEs

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct ~~our~~ business primarily through our subsidiaries and the VIEs in China. Our operations and those of the consolidated VIEs in China are governed by PRC laws and regulations. As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. As of the date of this annual report, all our PRC subsidiaries and the VIEs have obtained business license, all three learning centers, Shanghai Huangpu Fantasy Further Education School, Wuxi Four Seasons Training Center Co., Ltd., and Chongqing Jingzhan Technology Training Center Co., Ltd., have obtained Permits for Operating Private School and fire safety permit, one subsidiary of a VIE, Shanghai Huashi Oriental Digital Publishing Co., Ltd., has obtained permit for Operating Publications Business, and one of the

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VIEs, Shanghai Four Seasons Education and Training Co., Ltd., has obtained the filing certificate of Information System Security Level Protection. As such, based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. ~~other than disclosed in “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations” and “If we fail to obtain and maintain the licenses and approvals as well as registrations and filings required under the uncertain regulatory environment for online education in China, our business, financial condition and results of operations may be materially and adversely affected,”~~

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel, Fangda Partners, has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, our holding company, PRC subsidiaries and the VIEs ~~we~~ are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the draft of the Provisions, and the draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. According to a Q&A released on CSRC’s official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings, including new initial public offerings and refinancing by existing overseas listed Chinese companies. As for the filings for the existing companies, the

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regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Based on the Q&A, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, our holding company, PRC subsidiaries and the VIEs are not required to obtain permissions from or complete filings with the CSRC. Given the substantial uncertainties surrounding the latest CSRC filing requirements and the CAC cybersecurity review requirements, and such regulations are subject to change, we cannot assure you that our holding company, PRC subsidiaries or the VIEs will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether our holding company, PRC subsidiaries or the VIEs ~~we~~ are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. The regulatory environment with respect to the industry that we have been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties, according to the Double Alleviating Opinions, for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions, however, as the date of this annual report, there has no research and academic study travel, learning technology and content solutions related implement rules or standards. As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, it is uncertain whether our research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above and whether our subsidiaries and VIEs would be able to obtain and renew such approvals on a timely basis or at all. We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government

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authorities to comply with relevant laws and regulation. As of the date of this annual report, we have no outstanding written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to obtain relevant licenses or other licenses or permits related to our research and academic study travel, learning technology and content solutions related business. If our holding company, PRC subsidiaries and the VIEs ~~we~~ had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, our holding company, PRC subsidiaries and the VIEs ~~we~~ may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. ”

Pages 24 of the Form 20-F.

If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and affect.

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities, and each learning center shall obtain a fire safety permit before applying for an educational permit.

As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. Based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations, and our Cayman holding company does not need to obtain any licenses or permits from the PRC government authorities as it has no business operation in PRC. If the government authorities determine that our research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However,

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there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in Sa timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

Pages 39 to 40 of the Form 20-F.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct ~~our~~ business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The ~~Draft Filing Measures~~ draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. As of the date of this annual report, there is no schedule to adopt these drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings. If these drafts

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become law, they will require Chinese companies listed on overseas exchanges to report and file certain documents with the CSRC within three working days after specific major changes. Given the current PRC regulatory environment, it is uncertain whether the legitimacy of our securities offered to foreign investors will be challenged when the aforementioned drafts come into force. Given the substantial uncertainties surrounding the latest CSRC filing requirements, and such regulations are subject to change, we cannot assure you that our holding company, PRC subsidiaries and the VIEs will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, if the CSRC, or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings. ~~We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.~~

7.
We note your response to comment 10. Your disclosure includes a $20 million dividend to holders of your ordinary shares of record. Please disclose the source of the dividend and explain the tax consequences.

Response: In response to the Staff’s comments, we propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 10 of the Form 20-F.

As of the date of this annual report, none of our WFOE, Other Subsidiaries, or the VIEs has made any dividends or other distributions to the Parent. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1, 2018. The dividend was paid out of the proceeds from our initial public offering. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs.

Subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The portion of such cash dividend, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or Class A ordinary shares. As of the date of this annual report, Four Seasons Education (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes, and the payments of dividends in respect of our ordinary shares are not paid out of our current or accumulated earnings and profits, therefore the payments of dividend in respect of our ordinary share are not subject to PRC withholding tax. However, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may

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be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10—Additional Information—E. Taxation.”

General

8.
We note your response to comment 16. Please revise to list the names of each director, officer, and member of senior management located in the PRC and Hong Kong.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 55 of the Form 20-F.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States.

All of our current operations are conducted in the PRC. In addition, all of our current directors and officers, namely Peiqing Tian, Yi Zuo, Shaoqing Jiang, Zongwei Li and Bing Yuan, reside within mainland China and Hong Kong ~~are nationals and residents of countries other than the United States~~ and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

* * *

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If you have any questions regarding the Form 20-F, please contact the undersigned at joanne.zuo@fsesa.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com, +8610 5737 9315 (office) or +86 18610495593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Yi Zuo
Name: Yi Zuo

Title: Chief Executive Officer

cc: Xun Wang, Vice Precedent of Finance of Four Seasons Education (Cayman) Inc.

Steve Lin, Esq., Kirkland & Ellis